Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated February 7, 2018

Relating to Preliminary Prospectus dated January 29, 2018

Registration No. 333-219837

QUINTANA ENERGY SERVICES INC.

9,259,259 Shares

Common Stock

This free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus of Quintana Energy Services Inc. (the “Company”), dated January 29, 2018 (the “Preliminary Prospectus”). The information in this free writing prospectus supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus or prepared based on assumptions that are inconsistent with the information below. Capitalized terms used in this free writing prospectus but not otherwise defined have the meanings ascribed to such terms in the Preliminary Prospectus.

Potential purchases by existing principal stockholders	An affiliate of Archer Well Company Inc. (“Archer”), one of our Principal Stockholders, Famatown Finance Ltd. (“Famatown”), an affiliate of Geveran Investments Limited (“Geveran”), one of our Principal Stockholders, and Corbin J. Robertson, Jr., one of our directors, and certain of his affiliates (collectively, the “Robertson Group”) have indicated an interest in purchasing up to an aggregate of $35 million in shares of our common stock in this offering at the public offering price. At the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, Archer, Famatown and the Robertson Group would collectively purchase up to 2,592,593 of the 9,259,259 shares in this offering based on these indications of interest. Giving effect to these purchases, assuming no exercise of the underwriters’ option to purchase additional shares of common stock, following completion of this offering and the transactions related thereto, Famatown, the Robertson Group, and our Principal Stockholders would collectively own an aggregate of 24,208,837 shares of common stock, representing approximately 75.2% of our shares of outstanding common stock.

However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer, or no shares in this offering to these persons or entities, or these persons or entities may determine to purchase more, fewer, or no shares of common stock in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares of common stock purchased by these persons or entities as they will on any other shares of common stock sold to the public in this offering.

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The Company has filed a registration statement (including the Preliminary Prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Merrill Lynch, NC1-004-03-43, 200, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, dg.prospectus_requests@baml.com or Piper Jaffray & Co., 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402, Attention: Prospectus Department, (800) 747-3924, www.prospectuspjc.com.

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